DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: [redacted].com

RECEIVED
2006 SEP 19 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM

06016950

SUPPL

Heerlen (NL), 6 September 2006

DSM retains leadership position in Dow Jones Sustainability World Index

In the Dow Jones Sustainability World Index published today, DSM once again tops the list for the Chemical Industry sector. This is the third year in a row that DSM has been named the worldwide sustainability leader in the chemical industry. The company was able to retain its No. 1 position because it continued to successfully integrate sustainability into its business strategy.

The assessment report on DSM's sustainability performance includes the following comment: "Sustainable development at DSM is driven by the *Triple P: People, Planet and Profit* approach, which devotes special attention to corporate governance and risk management, innovation, occupational health & safety as well as human capital development. In 2005 and as part of DSM's new strategy program *Vision 2010 – Building on Strengths*, the company set new environmental targets for the period until 2010 including switching from petroleum derived to renewable raw materials via white (or industrial) biotechnology."

"We are very pleased that we have been able to retain our top position for the third year in a row," said Peter Elverding, chairman of DSM's Managing Board. *"It is a clear recognition of our performance and transparent reporting in the field of sustainability and our ambition to be a sustainability leader in the industry. I especially welcome the attention that has been given to our efforts in white biotechnology, because DSM is of the opinion that innovation is key to sustainable development."*

The Dow Jones Sustainability World Index includes over 300 companies from 34 countries that rank among the top 10% in their industries in terms of corporate sustainability.

In 2003 DSM was the sustainability leader for the chemical industry in the Dow Jones STOXX sustainability index for Europe. In the two years thereafter DSM achieved a leadership position in the global index, and it has retained this position this year.

The Dow Jones Sustainability Indexes track the performance of the leading sustainability-driven companies worldwide through a thorough assessment of these companies' economic, environmental and social performance and accounts for more than 50 general as well as industry-specific criteria in each sector.

PROCESSED
SEP 2 5 2006
THOMSON
FINANCIAL

dw 9/19

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

More information can be found on these websites:

Assessment report:
http://www.sustainability-indexes.com/djsi_pdf/Bios07/DSM_07.pdf

Super sector leaders:
http://www.sustainability-indexes.com/06_htmle/reviews/DJSI_World_supersectorleaders_2006.html

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.